Exhibit 99.2

TRADING DATA

Name	Date of Transaction	Number of B Shares Purchased/(Sold)*	Daily Weighted Average Price Per Share (U.S.$)**
Weston Hill Equity Holdings LP	9/30/2013	100,000	5.12
Weston Hill Equity Holdings LP	10/1/2013	200,000	5.21

*	Purchases on the Mexican Stock Exchange. Price converted into U.S. dollars using the exchange rate at close, as reported by Bloomberg L.P.
**	Excluding broker commissions.